UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 25, 2019, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the hosting of an Analyst and Investor Day in New York, a Notice of Allowance for a U.S. patent application covering TWIN and a clinical study for SGT-210 in palmoplantar keratoderma (PPK) intended to begin in early 2020.  The Company is also posting on its website a presentation titled “Investor & Analyst Day”.

Attached hereto and incorporated by reference in this Report on Form 6-K are the following exhibits:

Exhibit 99.1: Press Release titled “Sol-Gel Technologies Hosting Analyst & Investor Day”.

Exhibit 99.2: Corporate presentation titled “Investor & Analyst Day”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: July 25, 2019	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer